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                            June 26, 2023

       David Nock
       General Counsel
       Carbon Revolution Ltd.
       Ten Earlsfort Terrace
       Dublin 2, D02 T380
       Ireland

                                                        Re: Carbon Revolution
Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed June 14, 2023
                                                            File No. 333-270047

       Dear David Nock:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-4

       Exhibits

   1. Please provide the unredacted version of the Proceeds Disbursing and Security
                                                        Agreement, dated May
23, 2023.
 David Nock
FirstName  LastNameDavid Nock
Carbon Revolution Ltd.
Comapany
June       NameCarbon Revolution Ltd.
     26, 2023
June 26,
Page 2 2023 Page 2
FirstName LastName
       You may contact Mindy Hooker at 202-551-3732 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing